March 26, 2024

VIA EDGAR

Ms. Kate Beaukenkamp

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	ICZOOM Group, Inc. Registration Statement on Form F-1 (File No. 333-275708) Withdrawal of Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on March 25, 2024 in which we requested the effective date of the above-captioned Registration Statement on Form F-1 be accelerated so that it would be declared effective at 5:00 p.m., Washington, D.C. time, on March 26, 2024, or as soon as thereafter practicable.

We hereby formally withdraw such request for acceleration of effectiveness at this specific date and time until further notice.

Sincerely,

FT Global Capital Inc.

By:	/s/ Patrick Ko
Name:	Patrick Ko
Title:	President